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                               GUARANTEE AGREEMENT

General American Life Insurance Company ("General American"), by resolution of its Board of Directors, proposes to guarantee that Cova Financial Services Life Insurance Company, Cova Financial Life Insurance Company, First Cova Life Insurance Company, (the "Subsidiaries" or a "Subsidiary") will have sufficient funds to meet all of their contractual obligations. In order to give full effect to this guarantee the parties hereto agree as follows

     1) The General American guarantee is a guarantee of payment. In the event a policyholder of one of the Subsidiaries presents a legitimate claim for payment under a Subsidiary insurance policy General American promises to pay such a claim directly to the policyholder if the Subsidiary is unable to make such payment.

     2) General American guarantees payment of the Subsidiaries' contractual obligations even if the reason a Subsidiary is not liable to pay them is insolvency, bankruptcy, assignment for the benefit of creditors, appointment of receiver, or any court order or legal process affecting the Subsidiary's ability to honor its obligations to policyholders.

     3) The General American guarantee is explicitly for the benefit of Subsidiary policyholders and shall be directly enforceable by them without a requirement, if a Subsidiary is unable to pay claims on its policies, that the party seeking to enforce the guarantee first file a claim with the Subsidiary or in an insolvency proceeding. If any payment of a Subsidiary under an insurance policy must be returned by a policyholder as a preference in bankruptcy or for any other reason, General American's guarantee will take effect with respect to that policyholder. The Subsidiaries shall be entitled to bring this guarantee to the attention of all of their customers and potential customers, subject to applicable state rules and regulations.

     4) General American shall be entitled to adequate notice of any claim before the obligation to make good on the guarantee shall take effect, but any delay in presenting notice of a claim shall not affect General American's obligations hereunder. General American does not waive, by giving this guarantee, its right to investigate claims made against a Subsidiary in the same manner and to the same extent that it investigates claims made in the ordinary course of its own business. General American reserves the right to assert conventional defenses to the payment of an insurance claim.

     5) The General American guarantee shall not be affected by amendments or additions made by the Subsidiaries to their insurance policies, or by waivers or extensions granted by the Subsidiaries except that General American's guarantee shall not give the subsidiaries' policyholders rights to a greater recovery than they would obtain under the terms of the policy of insurance they have with the Subsidiary. General American waives its right to assert defenses against payment of a claim arising from illegality, unenforceabilliy, and failure to give notices or take other formal steps which might at law otherwise be required of one seeking to enforce the guarantee.

     6) Any change in this Agreement shall have prospective effect only so that contracts issued prior to the effective date of any change shall not be affected by any subsequent modification of the guarantee unless the modification is an enhancement of the guarantee or the policyholder consents in writing to the new terms of the guarantee.

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     7) General American's guarantee of the Subsidiaries' contractual obligations is given in consideration of General American's desire to see the Subsidiaries grow and prosper without constraints caused by customer concerns about their financial strength. The Subsidiaries' obligations as the recipients of the guarantee are to operate as successful insurance companies in their chosen areas of endeavor and to keep General American informed of their financial situation and of any instance in which General American might be called upon to honor its guarantee.

     8) Upon payment of any claim General American shall be subrogated to the rights of the Subsidiaries for that amount, and the Subsidiaries agree to cooperate with General American to effect such subrogation rights against third parties. General American and the Subsidiaries agree to hold any sums they collect from third parties in trust for Subsidiary policyholders and to pay claims from such sums as they become due. The Subsidiaries further agree to repay General American any amounts due under this guarantee to policyholders and not reimbursed by other parties.

     9) This Agreement shall be governed by the law of Missouri. If any part of this Agreement shall be held invalid, illegal, or unenforceable the remaining parts of the Agreement shall not be affected and shall continue in effect. This Agreement shall be binding upon any successor or assigner of General American the Subsidiaries, provided however that General American's obligations thereunder shall end if this guarantee is assigned to an entity having ratings from each of A.M. Best, Duff and Phelps, Moody's or Standard and Poor's attesting to financial strength, credit-worthiness, or claims-paying ability and equal to or better than General American's rating.

IN WITNESS whereof the parties have signed this Guarantee Agreement this first day of June 1995.

GENERAL AMERICAN LIFE INSURANCE          COVA FINANCIAL SERVICES LIFE INSURANCE
COMPANY                                  COMPANY


By: /s/ Leonard M. Rubenstein            By: /s/ Michael R. Hogan
    ----------------------------------       -----------------------------------
    Leonard M. Rubenstein                    Michael R. Hogan, Chairman
    Executive Vice President


                                         COVA FINANCIAL LIFE INSURANCE COMPANY


                                         By: /s/ Michael R. Hogan
                                             -----------------------------------
                                             Michael R. Hogan, Chairman


                                         FIRST COVA LIFE INSURANCE COMPANY


                                         By: /s/ Michael R. Hogan
                                             -----------------------------------
                                             Michael R. Hogan, Chairman